# SEC Schedule 13D/A (Amendment No. 24) — Beneficial ownership report by holders of more than 5% of a class

Issuer: MILLICOM INTERNATIONAL CELLULAR SA, CIK 0000912958
CUSIP: L6388F110
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 8400 NW 36th Street, Suite 530, Doral, Florida (FL), 33166
Date of event which requires filing of this statement: 11/12/2025
Filed by CIK 0001952901
Persons authorized to receive notices and communications: Denis Klimentchenko, Skadden, Arps, Slate, Meagher & Flom, (UK) LLP, 22 Bishopsgate, London, United Kingdom (X0), EC2N 4BQ, 44(0)20 7519 7289

## Reporting persons
- Atlas Investissement SAS (CIK 0001952901): type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 common shares, par value $1.50 per share ("Common Shares") of Millicom International Cellular S.A., a Luxembourg company (the "Issuer"), beneficially owned by Atlas Investissement SAS, a company incorporated under French law as a societe par actions simplifiee ("Atlas Investissement"). Iliad Holding SAS ("Iliad Holding"), as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya SAS ("Maya"), as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. Xavier Niel, the President of Maya, Jules Niel, John Niel, Elisa Niel and Joseph Niel (together, the "Niel Family") may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of September 30, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Iliad Holding SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of September 30, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Maya SAS: type of reporting person: corporation (CO); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of September 30, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Xavier Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of September 30, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Jules Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of September 30, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- John Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of September 30, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Elisa Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of September 30, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.
- Joseph Niel: type of reporting person: individual (IN); citizenship or place of organization: France (I0); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 70,470,018; sole dispositive power 0; shared dispositive power 70,470,018; aggregate amount beneficially owned 70,470,018 (42.2% of the class)
  Comment: (1) Reflects 70,470,018 Common Shares beneficially owned by Atlas Investissement. Iliad Holding, as the controlling shareholder of Atlas Investissement, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement. Maya, as the controlling shareholder of Iliad Holding, may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Iliad Holding and Atlas Investissement. The Niel Family may be deemed to have shared beneficial ownership over the Common Shares beneficially owned by Atlas Investissement, Iliad Holding and Maya.
  
  (2) The percentage reflected in row 13 in the table above is calculated on the basis of 167,084,562 Common Shares outstanding as of September 30, 2025 (169,000,000 Common Shares outstanding, less 1,915,438 Common Shares held in treasury), as set forth in the last relevant update available on the date hereof on the Issuer's website.

## Item 1. Security and Issuer
Title of class of securities: Common Shares
Name of issuer: MILLICOM INTERNATIONAL CELLULAR SA
Address of issuer's principal executive offices: 8400 NW 36th Street, Suite 530, Doral, Florida (FL), 33166
Comment: This Amendment No. 24 ("Amendment No. 24") to Schedule 13D relates to the Common Shares, par value $1.50 per share (the "Common Shares"), of Millicom International Cellular S.A., a Luxembourg company ("Issuer"), and amends and supplements the initial statement on Schedule 13D filed on February 24, 2023, as amended by Amendment No. 1 to the Schedule 13D filed on March 28, 2023, Amendment No. 2 to the Schedule 13D filed on April 26, 2023, Amendment No. 3 to the Schedule 13D filed on May 12, 2023, Amendment No. 4 to the Schedule 13D filed on May 25, 2023, Amendment No. 5 to the Schedule 13D filed on June 2, 2023, Amendment No. 6 to the Schedule 13D filed on July 24, 2023, Amendment No. 7 to the Schedule 13D filed on August 24, 2023, Amendment No. 8 to the Schedule 13D filed on October 2, 2023, Amendment No. 9 to the Schedule 13D filed on November 8, 2023, Amendment No. 10 to the Schedule 13D filed on January 17, 2024, Amendment No. 11 to the Schedule 13D filed on May 23, 2024, Amendment No. 12 to the Schedule 13D filed on July 3, 2024, Amendment No 13. to the Schedule 13D filed on July 22, 2024, Amendment No. 14 to the Schedule 13D filed on August 2, 2024, Amendment No. 15 to the Schedule 13D filed on August 26, 2024, Amendment No. 16 to the Schedule 13D filed on September 9, 2024, Amendment No. 17 to the Schedule 13D filed on October 11, 2024, Amendment No. 18 to the Schedule 13D filed on March 12, 2025, Amendment No. 19 to the Schedule 13D filed on March 17, 2025, Amendment No. 20 to the Schedule 13D filed on August 13, 2025, Amendment No. 21 to the Schedule 13D filed on August 22, 2025, Amendment No. 22 to the Schedule 13D filed on September 4, 2025, and Amendment No. 23 to the Schedule 13D filed on September 22, 2025 (as so amended, the "Schedule 13D"). Capitalized terms used but not defined in this Amendment No. 24 shall have the same meanings ascribed to them in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following:

On November 12, 2025, Atlas Investissement entered into four separate master agreements on substantially the same terms relating to transactions on forward financial instruments (each, a "Master Agreement") with four unaffiliated third party financial institutions, pursuant to which Atlas Investissement entered into transactions consisting each of prepaid forwards and equity swaps that together constitute an aggregate of approximately USD 800 million secured equity financing transaction based on the value of Common Shares owned by Atlas Investissement (and including margin call mechanisms). The purpose of such equity financing transaction is limited to the refinancing of the Senior Facilities Agreement referred to in Amendment No. 15 to the Schedule 13D and the payment of related transaction costs and expenses, and any remaining excess cash will be used for working capital purposes of Atlas Investissement (including for the avoidance of doubt repayment in whole or in part of any existing or future intragroup loans owed by Atlas Investissement). The security for these transactions includes pledges over the Common Shares held by Atlas Investissement.

For the avoidance of doubt, the implementation of the above-mentioned transactions does not require the purchase of any Common Shares by either of Atlas Investissement or its counterparties under the above transactions.

The foregoing description of the transactions is qualified in its entirety by reference to the terms of each of the Master Agreement, prepaid forwards confirmations and equity swaps confirmations, each of which is filed as exhibit to this Amendment No. 24 and incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 11 and 13 of each of the cover pages.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7 through 10 of each of the cover pages.
Transactions in the class effected during the past sixty days: Except as described in Item 4 above and in Item 4 of Amendment No. 23 to the Schedule 13D filed on September 22, 2025, the Reporting Persons have not effected any transactions in Shares during the past sixty days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 4 of this Amendment No. 24 is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amended by adding the following exhibits:

31. Master Agreement Relating to Transactions on Forward Financial Instruments, dated November 12, 2025, by and between Atlas Investissement SAS and BNP Paribas

32. Master Agreement Relating to Transactions on Forward Financial Instruments, dated November 12, 2025, by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

33. Master Agreement Relating to Transactions on Forward Financial Instruments, dated November 12, 2025, by and between Atlas Investissement SAS and Natixis

34. Master Agreement Relating to Transactions on Forward Financial Instruments, dated November 12, 2025, by and between Atlas Investissement SAS and Societe Generale

35. Confirmation of Prepaid Forwards, dated November 12, 2025, by and between Atlas Investissement SAS and BNP Paribas

36. Confirmation of Prepaid Forwards, dated November 12, 2025, by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

37. Confirmation of Prepaid Forwards, dated November 12, 2025, by and between Atlas Investissement SAS and Natixis
38. Confirmation of Prepaid Forwards, dated November 12, 2025, by and between Atlas Investissement SAS and Societe Generale

39. Confirmation of Equity Swaps, dated November 12, 2025, by and between Atlas Investissement SAS and BNP Paribas

40. Confirmation of Equity Swaps, dated November 12, 2025, by and between Atlas Investissement SAS and Credit Agricole Corporate and Investment Bank

41. Confirmation of Equity Swaps, dated November 12, 2025, by and between Atlas Investissement SAS and Natixis

42. Confirmation of Equity Swaps, dated November 12, 2025, by and between Atlas Investissement SAS and Societe Generale

## Signatures
- Atlas Investissement SAS: /s/ Anthony Maarek, Anthony Maarek, Managing Director (11/14/2025)
- Iliad Holding SAS: /s/ Xavier Niel, Xavier Niel, President of Maya SAS, itself President of Iliad Holding SAS (11/14/2025)
- Maya SAS: /s/ Xavier Niel, Xavier Niel, President (11/14/2025)
- Xavier Niel: /s/ Xavier Niel, Xavier Niel (11/14/2025)
- Jules Niel: /s/ Jules Niel, Jules Niel (11/14/2025)
- John Niel: /s/ John Niel, John Niel (11/14/2025)
- Elisa Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Elisa Niel (11/14/2025)
- Joseph Niel: /s/ Xavier Niel, Xavier Niel, Attorney-in-Fact, for and on behalf of as Parent/Guardian of Joseph Niel (11/14/2025)